SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13G/A


              Under the Securities Exchange Act of 1934

                            (Amendment No. 10)*


                              Outboard Marine
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                 690020102
                               (CUSIP Number)

            Check the following box if a fee is being
          paid with this   statement [].  (A fee is not
          required only if the filing   person: (1) has
          a previous statement on file reporting
          beneficial ownership of more than five
          percent of the class of securities described
          in Item 1; and (2) has filed no amendment
          subsequent thereto reporting beneficial
          ownership   of five percent or less of such
          class.) (See Rule 13d-7.)

            *The remainder of this cover page shall be
          filled out for a   reporting person's initial
          filing on this form with respect   to the
          subject class of securities, and for any
          subsequent   amendment containing information
          which would alter the disclosures provided in a prior cover page.

            The information required in the remainder
          of this cover page shall not be deemed to be
          "filed" for the purpose of Section   18 of
          the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
          (however, see the Notes).

CUSIP No. 690020102          13G

          1. Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above
          Person

                    Loomis, Sayles & Company, L.P.
                    I.R.S. Tax I.D. No. 04-3200030


            2. Check the Appropriate Box if a Member of a Group*
                                            (a) [ ]

                                            (b) [ ]
            3. SEC USE ONLY

            4. Citizenship or Place of Organization:
                Delaware
            5. Sole Voting Power: 581,792
            6. Shared Voting Power: 0
            7. Sole Dispositive Power: none
            8. Shared Dispositive Power: 1,316,518
            9. Aggregate Amount Beneficially
              Owned by Each Reporting Person: 1,316,518

            10.     Check Box if the Aggregate Amount
               in Row (9) Excludes Certain Shares*:
                     [ ]
            11.     Percent of Class Represented
               by Amount in Row 9: 6.6
            12.     Type or Reporting Person:
                      IA

Item 1.   (a)  Name of Issuer:

                         Outboard Marine

                    (b)  Address of Issuer's Principal
          Executive Offices:

                100 Sea Horse Drive, Waukegan, IL 60085

            Item 2. (a)  Name of Person Filing:

                Loomis, Sayles & Company, L.P.

                    (b)  Address of Principal Business
          Office or, if none, Residence:

                 One Financial Center, Boston, MA 02111

                    (c)  Citizenship:  Delaware

                    (d)  Title of Class of Securities:

                            Common Stock

                    (e)  CUSIP Number:  690020102

            Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under
          Section 15 of the Act

          (b)  [ ]  Bank as defined in section 3(a)(6)
          of the Act

          (c)  [ ]  Insurance Company as defined in
          section 3(a)(19) of the Act

          (d)  [ ]  Investment Company registered under
          section 8 of the Investment Company Act

          (e)  [X]  Investment Adviser registered under
          section 203 of the Investment Advisers Act of
          1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
          1974 or Endowment Fund; see Section
          240.13d-1(b)(1)(ii)(F)

          (g)  [ ]  Parent Holding Company, in
          accordance with Section  240.13d-1(b)(ii)(G)
          (Note: See Item 7)

          (h)  [ ]  Group, in accordance with Section
          240.13d-1(b)(1)(ii)(H)

          Item 4. Ownership.

            If the percent of class owned, as of
          December 31 of the year   covered by the
          statement, or as of the last day of any month
          described in Rule 13d-1(b)(2), if applicable,
          exceeds five   percent, provide the following
          information as of that date   and identify
          those shares which there is a right to
          acquire.

             (a)  Amount Beneficially Owned: 1,316,518

             (b)  Percent of Class: 6.6

             (c)  Number of shares as to which such
          person has:

             (i)  sole power to vote or to direct the
          vote: 581,792

             (ii) shared power to vote or to direct the vote:0

             (iii)sole power to dispose or to direct
          the disposition of: none

             (iv) shared power to dispose or to
          direct the disposition of:  1,316,518

            Item 5.  Ownership of Five Percent or Less
          of a Class

            If this statement is being filed to report
          the fact that as   of the date hereof the
          reporting person has ceased to be the
          beneficial owner of more than five percent of
          the class of   securities, check the
          following [].

            Item 6.  Ownership of more than Five
          Percent on Behalf of   Another Person.

            If any other person is known to have the
          right to receive or   the power to direct the
          receipt of dividends from, or the   proceeds
          from the sale of, such securities, a
          statement to   that effect should be included
          in response to this item and,   if such
          interest relates to more than five percent of
          the   class, such person should be
          identified.  A listing of the   shareholders
          of an investment company registered under the
           Investment Company Act of 1940 or the
          beneficiaries of
            employee benefit plan, pension fund or
          endowment fund
            is not required.

             Clients of Reporting Person have such a
          right, none of
               whom has such interest relating to more
          than 5% of
               class.

            Item 7.    Identification and
          Classification of the Subsidiary
           which Acquired the Security Being Reported on by the Parent Holding Company

            If a parent holding company has filed this
          schedule, pursuant   to Rule 13d-1(b)(ii)(G),
          so indicate under Item 3(g) and   attach an
          exhibit stating the identity and the Item 3
            classification of the relevant subsidiary.
          If a parent
            holding company has filed this schedule
          pursuant to Rule 13d-1(c), attach an exhibit
          stating the identification of the   relevant
          subsidiary.

             Not Applicable.

Item 8. Identification and Classification of
          Members of the   Group

            If a group has filed this schedule pursuant
          to Rule 13d-1(b)(ii)(H), so indicate under
          Item 3(h) and attach an   exhibit stating the
          identity and Item 3 classification of   each
          member of the group.  If a group has filed
          this schedule   pursuant to Rule 13d-1(c)
          attach an exhibit stating the
            identity of each member of the group.

             Not Applicable.

            Item 9.    Notice of Dissolution of Group

            Notice of dissolution of a group may be
          furnished as an
            exhibit stating the date of dissolution and
          that all further   filings with respect to
          transactions in the security reported   on
          will be filed, if required, by members of the
          group, in   their
            individual capacity.  See Item 5.

             Not Applicable.

            Item 10.   Certification

            The following certification shall be
          included if the
            statement is filed pursuant to Rule
          13d-1(b):

            By signing below I certify that, to the
          best of my knowledge   and belief, the
          securities referred to above were acquired in
           the ordinary course of business and were not
          acquired for the   purpose of and do not have
          the effect of changing or
            influencing the control of the issuer of
          such securities and   were not acquired in
          connection with or as a participant in   any
          transaction having such purposes or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of
          my knowledge and   belief, I certify that the
          information set forth in this   statement is
          true, complete and correct.


                                      /s/Sandra P.
          Tichenor
                                      Signature
            DATE: February 12, 1996
                                      Sandra P.
          Tichenor, Vice
            President
                                      Name and Title